EXHIBIT H

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 —     )

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

      , 2003

               Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission’s Branch of Public Reference.

               Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by       , 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After       , 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Xcel Energy Inc. (70-      )

               Xcel Energy Inc. (“Xcel Energy”), a registered holding company, located at 800 Nicollet Mall, Minneapolis, Minnesota 55402, and NRG Energy, Inc. (“NRG”) and NRG Power Marketing, Inc. (“NRG PMI”), each located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402, (collectively Xcel Energy, NRG and NRG PMI are referred to as the “Applicants” and NRG and NRG PMI are referred to as the “NRG Applicants”), have filed an application-declaration seeking authorization under the Act to perform those acts and consummate those transactions contemplated as part of the solicitation of consent and implementation of a proposed plan of reorganization (“Plan”) filed by the NRG Applicants and certain of NRG’s subsidiaries (collectively, the “Debtors”) in the bankruptcy proceedings (the “Proceedings”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) of the Debtors and certain of NRG’s other subsidiaries which are debtors in such bankruptcy proceedings. The Debtors have continued in the management of their respective businesses and possession of their respective properties as debtors-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

               Applicants request authorization for the solicitation regarding the Plan pursuant to Section 11(g) of the Act, and authorization under Section 12(e) to solicit consents and approvals from the holders of the securities of the Debtors. Applicants also request approval of the Plan pursuant to Section 11(f) of the Act, together with such ancillary and related authorizations as are necessary to implement the Plan.

               NRG, a wholly-owned subsidiary of Xcel Energy, is an energy company primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products in the United States and internationally. NRG PMI is the energy marketing subsidiary of NRG. NRG PMI provides a full range of energy management services for NRG’s generation facilities in its Eastern and Central regions.

               On May 14, 2003 (the “Petition Date”), NRG and certain of NRG’s subsidiaries filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court. The Plan, filed in the Proceedings, incorporates the terms of a tentative settlement among NRG, Xcel Energy and members of NRG’s major creditor constituencies that provides for payments by Xcel Energy to NRG and its creditors of up to $752 million. A plan support agreement (the “Plan Support Agreement”) reflecting the settlement has been signed by Xcel Energy, NRG, holders of approximately 40 percent in principal amount of NRG’s long-term notes and bonds, along with two NRG banks who serve as co-chairs of the Global Steering Committee for the NRG bank lenders. The Plan Support Agreement will become fully effective upon execution by holders of approximately an additional ten percent in principal amount of NRG’s long-term notes and bonds and by a majority of NRG bank lenders representing at least two-thirds in principal amount of NRG’s bank debt. Holders of NRG’s long-term notes and bonds signing the Plan Support Agreement are herein referred to as “Supporting Noteholders” and the NRG’s bank lenders signing the Plan Support Agreement are herein referred to as “Supporting Banks.”

               According to Applicants, NRG is restructuring its operations to become a domestic based owner-operator of a fuel-diverse portfolio of electric generation facilities engaged in the sale of energy, capacity and related products. NRG is working toward this goal by selective divestiture of non-core assets, consolidation of management, reorganization and redirection of power marketing philosophy and activities and an overall financial restructuring that will improve liquidity and reduce debt. NRG does not anticipate any new significant acquisitions or construction, and instead will focus on operational performance and asset management. NRG has already made significant reductions in expenditures, business development activities and personnel. Power sales, fuel procurement and risk management will remain a key strategic element of NRG’s operations. NRG’s objective will be to optimize the fuel input and the energy output of its facilities within an appropriate risk and liquidity profile. Despite NRG’s focus on domestic electric generation, NRG will continue to hold international assets until it can optimize the divestiture of such assets.

               Pursuant to a Support and Capital Subscription Agreement dated as of May 29, 2002 (the “Support Agreement”) between Xcel Energy and NRG, Xcel Energy committed, under certain circumstances, to contribute to NRG up to $300 million. According to Applicants, Xcel Energy has made no payments to date under the Support Agreement. Xcel Energy has issued guarantees (the “Guarantees”), guarantying the obligations of NRG PMI pursuant to certain energy trading contracts and other agreements. The outstanding face amount of such Guarantees as of the Petition Date was approximately $226 million. Since the Petition Date, approximately

$44.5 million (face amount) of Guarantees have expired and/or terminated without any anticipated residual liabilities, leaving approximately $181.5 million (face amount) of Guarantees outstanding. Of the outstanding Guarantees, the Applicants anticipate that approximately $100.5 million will result in minimal, if any, liability or payment obligation, based on, among other things, (i) current mark-to-market values of the contracts which the Guarantees secure, which are positive to NRG; and (ii) prepayments by NRG which result in little liability or exposure to counterparties under the contracts secured by the Guarantees. Approximately $81 million of Guarantees have been terminated by the counterparties of such contracts. Several counterparties to such contracts have made claims against Xcel Energy under the Guaranties. NRG will have liability to Xcel Energy to the extent of any payments made by Xcel Energy under such Guaranties. Xcel Energy has also guaranteed certain obligations of NRG under employment agreements for three current and/or former employees of NRG.

               Xcel Energy has indemnified various sureties which issued bonds on behalf of NRG and certain of its subsidiaries, including certain of the Debtors. The aggregate amount of bonds issued for the benefit of Debtors which are indemnified by Xcel Energy as of June 30, 2003 was approximately $2.3 million. In addition, NSP-M has retained liability under service contracts, loan facilities and other related agreements relating to solid waste resource processing facilities previously transferred by NSP-M to NRG.

               NRG filed a number of “first day motions” and received Bankruptcy Court approval to, among other things: (i) continue postpetition payment of employee wages and salaries, as well as medical, disability, vacation and certain other benefits, (ii) honor certain prepetition obligations to employees including the payment of prepetition wages and salaries and expense reimbursements, and (iii) honor certain prepetition obligations to critical trade vendors if such vendors continue to provide customary business terms to NRG for goods and services provided during the restructuring.

               To supplement its liquidity position, NRG has secured a debtor-in-possession (“DIP”) financing facility of up to $250 million from General Electric Capital Corporation to be utilized by NRG Northeast Generating LLC (“NEG”) and some of NEG’s subsidiaries. The DIP financing will be available to the DIP borrowers for working capital and general corporate needs.

               On May 22, 2003 the United States Trustee appointed an official committee of unsecured creditors pursuant to section 1102 of the Bankruptcy Code (the “Unsecured Creditors Committee”). The Unsecured Creditors Committee is made up of nine creditors.

Plan of Reorganization

               Applicants state that the Plan submitted to the Bankruptcy Court by the Debtors is structured to (1) permit the Debtors to reorganize and emerge from bankruptcy; (2) maximize the recovery of the Debtors’ creditors on their capital investment; (3) fix the exposure and/or commitment of Xcel Energy to the Debtors and their creditors; and (4) eliminate the direct and indirect equity ownership of Xcel Energy in NRG and its subsidiaries. NRG believes that consummation of the Plan will best facilitate its business and financial restructuring and is in its best interests and in the best interests of its creditors and other parties in interest. NRG further believes that the Plan provides the best and most prompt possible recovery to holders of claims.

               According to Applicants, the purpose of the Plan is to provide NRG with a capital structure that can be supported by cash flows from operations. To this end, NRG will reduce its debt and reduce its annual interest payments. The Debtors believe that the reorganization contemplated by the Plan affords holders of claims the greatest opportunity for realization on the Debtors’ assets and thus is in the best interests of such holders. If the Plan is not confirmed, the Debtors believe that they will be forced to either file an alternate plan of reorganization or liquidation under chapter 11 or liquidate under chapter 7 of the Bankruptcy Code. In either event, the Debtors believe that NRG’s unsecured creditors (including the holders of public debt) would realize a less favorable distribution of value, or, in certain cases, none at all, for their claims. In addition, any alternative other than confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in smaller distributions to the holders of claims.

               Pursuant to the Plan Support Agreement, each of the Supporting Noteholders and the Supporting Banks (collectively, the “Supporting Creditors”) have indicated its belief that a plan of reorganization consistent with the terms set forth in the term sheet attached to the Plan Support Agreement is in its best interest. In that regard, in the Plan Support Agreement each Supporting Creditor agreed to support such a plan.

               Upon implementation of the Plan, the ownership interests, direct and indirect, of Xcel Energy in NRG and its subsidiaries will terminate. In addition, as discussed herein, Xcel Energy and its subsidiaries (other than NRG and its subsidiaries) (the “Xcel Entities”) will have limited obligations going forward with respect to the Debtors. Xcel Energy believes that Xcel Energy’s disaffiliation with the Debtors is beneficial to Xcel Energy and its investors.

               According to Applicants, the Plan generally classifies the creditors of, and other investors in, the NRG Applicants into several classes. In general terms, the Plan provides for the treatment of the creditors of the NRG Applicants, as follows:

(i) Holders of priority claims will receive payment in full;

(ii) Holders of unsecured claims against any NRG Applicant which are equal to or less than $50,000 or is reduced to $50,000 at the election of the holder of such claim, will receive cash in the amount of such claim;

(iii) Holders of secured claims against the NRG Applicants will receive either the collateral securing such claim or cash in an amount equal to the net proceeds realized upon the sale of such collateral, or as may otherwise be agreed upon by the Debtors and the claimant;

(iv) Each holder of NRG’s unsecured debt and claims will receive its pro-rata share of senior notes of Reorganized NRG[1], common stock of Reorganized NRG (“New NRG Common Stock”) (subject to dilution by the management incentive

[1] Reorganized NRG refers to NRG, or any successor thereto by merger, consolidation or otherwise, as contemplated by the Plan.

plan and the New NRG Common Stock allocated to holders of unsecured claims against NRG PMI), and, if such holder makes the election on its ballot to release Xcel Energy from claims or such holder is bound by a final order of the Bankruptcy Court to releases of claims against Xcel Energy as provided in the Plan, cash equal to its pro rata share of the Release-Based Amount (as defined below);

(v) Each of the holders of unsecured claims against NRG PMI will receive its pro rata share of senior notes of Reorganized NRG and New NRG Common Stock;

(vi) Intercompany claims among the Debtors and between the Debtors and certain of NRG’s other subsidiaries will be divided into two classes: (i) claims that will be cancelled without any distribution to the holders thereof and (ii) claims that will be reinstated on the Effective Date;

(vii) Any and all outstanding equity interests in NRG will be canceled without consideration; and

(viii) NRG will retain its 100% ownership in NRG PMI.

               The Plan contains a mechanism that would allow holders of unsecured debt and claims against NRG and NRG PMI to elect to receive equity instead of cash and/or debt, or cash and/or debt instead of equity. Reallocation will occur to the extent there are willing parties on each side.

               Generally, the claims of the Xcel Entities against the Debtors would receive one of two different types of treatment under the Plan. As to claims of approximately $32 million arising prior to January 31, 2003, Xcel Energy has agreed to settle such claims in exchange for a promissory note to be issued by NRG to Xcel Energy in the original principal amount of $10 million (the “Xcel Note”). The estimated recovery on account of such claims is approximately 31%.

               According to Applicants, any intercompany claims of Xcel Energy against NRG or any of its subsidiaries arising from the provision of intercompany goods or services after January 31, 2003 will be paid in full in cash in the ordinary course. Payments on Guarantees and indemnities made by Xcel Energy after January 31, 2003 will be reimbursed in full by NRG on the effective date of the Plan (the “Effective Date”).

               The ownership interests, direct and indirect, of Xcel Energy in NRG and its subsidiaries will terminate.

               According to Applicants, the new stock and other securities to be issued by the NRG Applicants under the Plan are as described below:

               The New NRG Common Stock shall consist of 100,000,000 shares of new common stock, par value $0.01 per share. The New NRG Common Stock (subject to dilution for management incentive plan) will be distributed to holders of NRG’s unsecured debt and claims and holders of unsecured claims against NRG PMI pursuant to the Plan.

               Reorganized NRG will also issue senior notes which shall (a) be in an initial principal amount of $500,000,000, (b) accrue interest at a rate of 10% per annum if payable in cash or 12% per annum if payable in kind, and (c) mature on the seventh anniversary of the issuance. The senior notes are to be distributed on a pro rata basis to holders of NRG’s unsecured debt and claims and holders of unsecured claims against NRG PMI pursuant to the Plan.

               The Xcel Note shall (a) be a non-amortizing promissory note in an initial principal amount of $10 million, (b) accrue interest at a rate of 3% per annum and (c) mature 2-1/2 years after the effective date of the Plan.

               Reorganized NRG may also seek exit financing or the possible refinancing of certain debt.

Bankruptcy Court Approval

               The Plan was filed with the Bankruptcy Court along with the disclosure statement accompanying the Plan (the “Disclosure Statement”). Applicants state that under Section 1125 of the Bankruptcy Code, the Debtors may not solicit votes for acceptances of the Plan until the Bankruptcy Court approves the Disclosure Statement as containing information of a kind, and in sufficient detail, adequate to enable creditors to make an informed judgment whether to vote for acceptance or rejection of the Plan. The Bankruptcy Court held a hearing on the Disclosure Statement on June 30, 2003, and is continuing its review of the Disclosure Statement.

               Upon receipt of requisite approval of the Disclosure Statement, the Debtors will solicit votes on the Plan. According to Applicants, the solicitation process is expected to take approximately 45 days. After the votes are cast, a confirmation hearing will be scheduled and notice of the hearing will be provided to creditors and parties-in-interest. Creditors and parties-in-interest will have an opportunity to object to the confirmation of the Plan at the confirmation hearing. At the confirmation hearing, the Bankruptcy Court must determine whether the confirmation of the Plan meets the requirements of Section 1129 of the Bankruptcy Code. If the Bankruptcy Court determines that the Plan meets the requirements of Section 1129, the Bankruptcy Court should confirm the Plan.

               One of the prerequisites to confirmation under Section 1129 of the Bankruptcy Code is that the Bankruptcy Court determines that a plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtors or any successor to the debtors under the plan, unless such liquidation is contemplated by the plan. This is commonly referred to as the requirement that a plan be “feasible”. For purposes of showing that the Plan meets this feasibility standard, the Debtors have analyzed the ability of the reorganized Debtors to meet their obligations under the Plan. The Debtors believe that Reorganized NRG will meet the feasibility requirement of the Bankruptcy Code.

               The Debtors may alter, amend or modify the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the confirmation hearing, with the written consent of the Unsecured Creditors Committee, the Global Steering Committee and Xcel Energy. The Debtors may alter, amend or modify any exhibits to the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the confirmation hearing, with the written consent of the Unsecured Creditors Committee, the Global Steering Committee and Xcel Energy. After the confirmation of the Plan by the Bankruptcy Court, and prior to substantial consummation of the Plan with respect to any Debtor as defined in section 1102 of the Bankruptcy Code, any Debtor may, with the written consent of the Unsecured Creditors Committee, the Global Steering Committee and Xcel Energy, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the confirmation order, and such matters as may be necessary to carry out the purposes and effects of the Plan. A holder of a claim that has accepted the Plan shall be deemed to have accepted the Plan as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the claim of such holder.

Support by Creditors for Approval of the Plan

               The Supporting Creditors support confirmation of the Plan. The NRG Applicants believe that creditors of the NRG Applicants will receive greater value as of the Effective Date under the Plan than they would receive in liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

Obligations of Xcel Energy under the Plan and Settlement Agreement

               In connection with the implementation of the Plan, Xcel Energy and NRG will enter into a settlement agreement (the “Settlement Agreement”). The Settlement Agreement constitutes the definitive documentation in respect of the settlement terms agreed to in the Plan Support Agreement. Pursuant to the Settlement Agreement and the Plan, Xcel Energy will pay up to $752 million to NRG and its creditors to settle all claims of NRG against Xcel Energy, including all claims under the Support Agreement and in return for releases of claims against Xcel Energy from NRG, the other debtors in the Proceedings and NRG’s creditors. Applicants state that in general terms, the Settlement Agreement provides for the (i) payment by Xcel Energy of $250 million in exchange for the release of claims and causes of action which NRG may have in respect of the Support Agreement; and (ii) payment by Xcel Energy of up to $390 million (the “Release-Based Amount”) in exchange for releases from NRG and NRG creditors. In addition, pursuant to a Separate Bank Release Agreement between Xcel Energy and the bank lenders to NRG and NRG Finance Company I LLC, Xcel Energy would agree to pay $112 million (the “Separate Bank Settlement Payment”) for the benefit of such lenders in exchange for such lenders’ release of claims against Xcel Energy. The schedule for such payments by Xcel Energy is as follows:

(i) $350 million would be paid at the later of (x) 90 days after entry of the confirmation order by the Bankruptcy Court and (y) the business day following the effective date of the Plan (the “Xcel Payment Date”). Of this amount, $112 million will constitute payment of the Separate Bank Settlement Payment. It is expected that this payment would be made during the first quarter of 2004. If Xcel Energy’s credit rating is downgraded by Standard & Poor’s Rating Service or Moody’s Investors Service, Inc. (a “Downgrade”), Xcel Energy may pay up to $150 million of the initial payment in its common stock,[2] provided that the creditors may elect under certain circumstances to receive payment of cash at such time that Xcel Energy’s credit ratings improve to their prior levels for not less than 120 consecutive days.

(ii) An additional $50 million would be paid on the later of the Xcel Payment Date and January 1, 2004, and all or any part of such payment could be made, at Xcel Energy’s election, in Xcel Energy common stock.

(iii) Up to $352 million would be paid starting on the later of the Xcel Payment Date and April 30, 2004, except that to the extent that Xcel Energy had not received at such time cash refund of taxes associated with the loss on its investment in NRG equal to the portion of the $352 million due at such time, the difference would be due 30 days later. In addition, if there is a Downgrade, the final payment by Xcel Energy would be extended to the later of June 30, 2004 or sixty days after the initial payment is due.

               In consideration for Xcel Energy’s contribution to the Plan, on the Effective Date, NRG and each of NRG’s subsidiaries will release causes of action (except in respect of certain agreements to be in effect after implementation of the Plan) against Xcel Energy, any affiliate of Xcel Energy (other than NRG and the NRG Subsidiaries) and any other person or entity entitled to a claim for indemnification, reimbursement, contribution, subrogation or otherwise against Xcel Energy or any such affiliate in respect of any such causes of action.

               If Xcel Energy obtains a full third party release pursuant to a final order of the Bankruptcy Court as proposed by the Plan, then Xcel Energy will pay the entire $390 million of Release-Based Amount to NRG. If the third party release is not so approved, then Xcel Energy would only consummate a settlement pursuant to a “check the box” release mechanism. Subject to the terms of an agreement between NRG and Xcel Energy, in a form to be attached to the Settlement Agreement, which will specify how to calculate the Release-Based Amount payable by Xcel Energy to NRG at any time (the “Release-Based Amount Agreement”), the Release-Based Amount will be distributable pro rata to each holder of unsecured claims against NRG that checks the appropriate box on the relevant ballot indicating that such holder is releasing Xcel Energy and its affiliated parties. Creditors not checking the box on their relevant ballots will not receive any portion of the Release-Based Amount; instead, the aggregate share of the Release-Based Amount of those creditors will be credited against and deducted from Xcel Energy’s obligation in respect of the Release-Based Amount.

[2] According to Applicants, the number of shares of Xcel Energy common stock that Xcel Energy would be required to deliver is the nearest whole number of shares equal to (x) the amount of the payment made in common stock divided by (y) the average closing price for Xcel Energy’s common stock for the last ten full trading days through and including the business day prior to the date the payment is due.

               The Settlement Agreement also provides that on the Effective Date all guaranties, equity contribution obligations, indemnification obligations, arrangements whereby Xcel Energy has posted cash collateral, and all other credit support obligations with respect to NRG and/or its subsidiaries will either be terminated or Xcel Energy and NRG shall enter into other satisfactory arrangements with respect to such obligations (with Xcel Energy having no further liability for such obligations or arrangements) and all cash collateral posted by Xcel Energy will be returned to Xcel Energy on the Effective Date.

               In addition, pursuant to the Settlement Agreement, Xcel Energy has proposed (but the parties have yet to agree) that Xcel Energy and NRG (on behalf of itself and NRG’s subsidiaries) will agree to indemnify each other for any actions taken by the indemnifying party through the Effective Date of the Plan where the statutory liability imposed on the indemnified party is solely by reason of Xcel Energy’s direct or indirect ownership of NRG and NRG’s subsidiaries.

               According to Applicants, NRG and its direct and indirect subsidiaries will not be reconsolidated with Xcel Energy or any of its other affiliates for federal income tax purposes at any time after their March 2001 disaffiliation or otherwise entitled to the benefits of any tax sharing agreement with Xcel Energy. Likewise, Xcel Energy alone will be entitled to the tax benefits associated with the worthless stock deduction Xcel Energy expects to claim with respect to its investment in NRG. Xcel Energy and NRG may enter into a tax matters agreement (the “Tax Matters Agreement”) that addresses liability for any unpaid taxes of NRG and Xcel Energy for periods during which NRG and Xcel Energy were part of the same consolidated, combined or unitary tax group, entitlement to any tax refunds for such periods, the control of contests for such periods, cooperation with respect to audits and such other matters as would be customary in a tax matters agreement between similarly-situated corporations.

               Applicants state that Xcel Energy has agreed, to the extent requested by NRG, to provide services to NRG pursuant to a transitional services agreement (the “Transitional Services Agreement”) for a specified period after the Effective Date. Xcel Energy will receive compensation at cost for any services provided. Applicants state that at this time it is not expected that NRG will request any services under the Transitional Services Agreement.

               Xcel Energy and NRG will enter into an employee matters agreement (the “Employee Matters Agreement”) pursuant to which various obligations with respect to employees and benefit plans will be allocated between Xcel Energy and NRG as of the effective date of the Plan.

               Xcel Energy’s obligations under the Settlement Agreement and the Plan, including its obligations to make the payments set forth above, will, according to Applicants, be contingent upon, among other things, the following:

(i)	The Effective Date occurring on or prior to December 15, 2003;

(ii)	The receipt of releases in favor of Xcel Energy from holders of at least 85 percent of the general unsecured claims held by NRG’s creditors;

(iii)	The final Plan approved by the Bankruptcy Court and related documents containing terms satisfactory to Xcel Energy, NRG and various groups of NRG’s creditors; and

(iv)	The receipt by Xcel Energy of all necessary regulatory approvals.

               Applicants state that the Plan and related transactions are reasonable and in the best interests of the investors in the NRG Applicants and of the investors of Xcel Energy. The NRG Applicants are currently unable to make the payments required under the existing debt instruments. Under the Plan and related transactions, the NRG Applicants will be permitted to implement a business plan that presents the opportunity for continued operations. By reducing costs, reconfiguring operations and converting a portion of the existing debt into equity, the NRG Applicants have a better opportunity to generate cash for payment when due of its restructured debt and for distribution on equity. Furthermore, with the cancellation of Xcel Energy’s equity interest in NRG, the NRG Applicants may operate free of the regulatory constraints imposed by the Act. The Debtors believe that creditors of NRG can potentially experience significantly better recovery under the Plan than under liquidation, and will obtain the entire equity ownership of NRG, thus enhancing their ability to affect management of the Debtors.

               In addition, Applicants assert that the Settlement Agreement and the Plan are fair to Xcel Energy and the investors in Xcel Energy. Implementation of the Plan will simplify Xcel Energy’s holding company structure, free Xcel Energy’s management from significant commitments of time to the Debtors’ affairs, and eliminate or minimize the burden upon Xcel Energy of a number of significant contingent liabilities. In addition, the Plan provides that on the Effective Date all guaranties, equity contribution obligations, indemnification obligations, arrangements whereby Xcel Energy has posted cash collateral, and all other credit support obligations with respect to NRG and/or its subsidiaries will either be terminated or Xcel Energy and NRG shall enter into other satisfactory arrangements with respect to such obligations (with Xcel Energy having no further liability for such obligations or arrangements) and all cash collateral posted by Xcel Energy will be returned to Xcel Energy. In addition, the Plan provides for the release of Xcel Energy from its obligations under the Support Agreement and the release of Xcel Energy by the Debtors, their affiliates, the Supporting Creditors and certain other creditors, as described above, from specified claims and causes of action.

               Applicants represent that Xcel Energy has sought to reduce potential claims upon and liabilities of Xcel Energy and its associated companies based upon their respective roles as stockholder, potential financier, guarantor, indemnitor, contract party, etc. of the Debtors. Xcel Energy’s ability to transition out of its historical roles and remove its credit exposure to the bankrupt entities is conditioned upon compliance by Xcel Energy with the obligations contemplated by the Plan and the Settlement Agreement. Applicants assert that the obligations of Xcel Energy under the Settlement Agreement and the Plan are a reasonable and commercially-dictated means of transitioning Xcel Energy out of the prior, much more expansive obligations and exposures.

               For the Commission, by the Division of Investment Management, pursuant to delegated authority.